Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 24 June 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
17/06/2019	7,554	136.9123	1,034,235.51	8,100	154.2488	1,249,415.28	1,112,173.12	15,654	137.1157	2,146,408.63
18/06/2019	6,004	139.0189	834,669.48	9,500	158.0117	1,501,111.15	1,341,835.30	15,504	140.3834	2,176,504.78
19/06/2019	10,300	139.9338	1,441,318.14	15,651	157.7884	2,469,546.25	2,203,574.77	25,951	140.4529	3,644,892.91
20/06/2019	8,456	143.0881	1,209,952.97	26,600	161.2452	4,289,122.32	3,793,333.62	35,056	142.7227	5,003,286.59
21/06/2019	10,000	142.8027	1,428,027.00	15,000	161.8787	2,428,180.50	2,145,794.01	25,000	142.9528	3,573,821.01
Total	42,314	140.5729	5,948,203.10	74,851	159.4818	11,937,375.50	10,596,710.82	117,165	141.2104	16,544,913.92

Since the announcement of the buyback program dated 28 December 2018 till 21 June 2019, the total invested consideration has been:

•	Euro 98,046,843.65 for No. 859,213 common shares purchased on the MTA

•	USD 49,130,145.28 (Euro 43,779,289.70*) for No. 330,410 common shares purchased on the NYSE resulting in total No. 6,939,205 common shares held in treasury as of 21 June 2019. As of the same date, the Company held 2.70% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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